UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

  Under the Securities Exchange Act of 1934

(Amendment No.      )*

Jernigan Capital, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

476405 105

(CUSIP Number)

Kristi Jernigan

Manager

W1 Capital, LLC

1395 Brickell Avenue

Miami, Florida 33131

(305) 381-9696

With a copy to:

Scott Lesmes

Morrison & Foerster LLP

2000 Pennsylvania Avenue NW, Suite 2000

Washington, D.C. 20006

(202) 887-1585

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	476405 105
1.	Names of Reporting Persons W1 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 330,145
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 330,145
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,145
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) OO

* This calculation is based on 6,110,000 shares of Common Stock, par value $0.01 per share, outstanding as of August 13, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 13, 2015.

CUSIP No.	476405 105
1.	Names of Reporting Persons Kristi Jernigan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,340
	8.	Shared Voting Power 330,145
	9.	Sole Dispositive Power 2,340
	10.	Shared Dispositive Power 330,145
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 332,485
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%*
14.	Type of Reporting Person (See Instructions) IN

* This calculation is based on 6,110,000 shares of Common Stock, par value $0.01 per share, outstanding as of August 13, 2015, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 13, 2015.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Jernigan Capital, Inc., a Maryland corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6410 Poplar Ave., Suite 650, Memphis, Tennessee 38119.

Item 2.  Security and Issuer

(a) This Schedule 13D is being filed by (i) W1 Capital, LLC (“W1 Capital”) and (ii) individual Kristi Jernigan. W1 Capital and Ms. Jernigan are collectively the “Reporting Persons” and individually a “Reporting Person.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The address of the principal executive offices of W1 Capital is 1395 Brickell Avenue, Suite 610, Miami, Florida 33131. The business address of Ms. Jernigan is the same.

(c) W1 Capital has no executive officers and does not conduct any operations other than in connection with its holdings of the Issuer’s common stock. Ms. Jernigan is the sole member and manager of W1 Capital.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) W1 Capital is a limited liability company organized under the laws of the State of Florida. Ms. Jernigan is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

W1 Capital directly owns 330,145 shares of Common Stock.  250,000 of these shares of Common Stock were purchased in a private placement executed concurrently with the initial public offering of the Common Stock pursuant to a Private Placement Purchase Agreement (the “Private Placement Purchase Agreement”) dated as of March 26, 2015, by and between the Issuer and W1 Capital, for an aggregate purchase price of $5,000,000. The remaining 80,145 shares were purchased from time to time in a series of open market transactions between July 17, 2015 and August 20, 2015 for an aggregate purchase price of $1,494,407. Ms. Jernigan directly owns 2,340 shares of Common Stock held in a personal IRA account, which were purchased from time to time in open market transactions between May 22, 2015 and August 12, 2015 for an aggregate purchase price of $47,742.

All shares of Common Stock purchased by W1 Capital have been acquired using investment funds provided to W1 Capital by Ms. Jernigan, all of the shares of Common Stock purchased directly by Ms. Jernigan have been acquired using personal funds, and no part of the purchase price for any such shares is represented by funds that have been borrowed by any of the Reporting Persons for the purpose of acquiring such shares.

Item 4.  Purpose of Transaction

The Reporting Persons hold shares of Common Stock for general investment purposes.  The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons or other securities of the Issuer, or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, ongoing evaluation of the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer.

Except as set forth in this Statement on Schedule 13D, none of the Reporting Persons have present plans or proposals that relate to, or would result in, any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) According to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 13, 2015, there were 6,110,000 shares of the Issuer’s common stock outstanding as of August 13, 2015. W1 Capital directly owns 330,145 shares of Common Stock, and Ms. Jernigan directly owns 2,340 shares of Common Stock, collectively representing approximately 5.4% of the outstanding shares of Common Stock.

Ms. Jernigan, as the sole member and manager of W1 Capital, may be deemed to beneficially own all of the shares of Common Stock held of record by W1 Capital.

(b) W1 Capital and Ms. Jernigan, as the sole member and manager of W1 Capital, have shared power to vote and dispose of an aggregate of 330,145 shares of Common Stock. Ms. Jernigan has the sole power to vote and dispose of 2,340 shares of Common Stock. See Item 5(a) above for a description of W1 Capital’s and Ms. Jernigan’s voting and dispositive power over such shares.

(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference.

The price per share, exclusive of any fees, commissions or other expenses for the purchases made by W1 Capital between July 21, 2015 and August 20, 2015 are as set forth in the following table:

Purchase Date	Shares Purchased	Price per Share
July 21, 2015	3,600	$17.85
July 22, 2015	4,878	$18.36
July 23, 2015	10,268	$18.40
July 24, 2015	19,550	$18.76
July 24, 2015	1,400	$19.00
August 5, 2015	13,500	$18.95
August 12, 2015	3,941	$17.74
August 13, 2015	2,348	$17.72
August 14, 2015	2,900	$17.88
August 17, 2015	935	$18.29
August 19, 2015	15,000	$18.89
August 20, 2015	1,825	$18.84

The shares were purchased in ordinary brokers’ transactions. The price per share, exclusive of any fees, commissions or other expenses for the purchases made by Ms. Jernigan between May 22, 2015 and August 12, 2015 are as set forth in the following table:

Purchase Date	Shares Purchased	Price per Share
May 22, 2015	1,000	$21.152
May 27, 2015	1,000	$20.348
August 12, 2015	340	$17.425

The shares were purchased in ordinary brokers’ transactions.

Except as reported in this Item 5, none of the Reporting Persons has effected a transaction in shares of the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 26, 2015, the Issuer entered into the Private Placement Purchase Agreement with W1 Capital. Pursuant to the Private Placement Purchase Agreement, the Issuer issued and sold to W1 Capital 250,000 shares of Common Stock for aggregate consideration of $5,000,000, which issuance and sale occurred simultaneously with the completion of the Issuer’s initial public offering on April 1, 2015.

The above summary of the Private Placement Purchase Agreement is qualified by reference to such description and the full text of the Private Placement Purchase Agreement, which is filed as an exhibit to this Statement.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT	DOCUMENT

1	Joint Filing Agreement dated August 25, 2015 among the Reporting Persons.
2	Private Placement Purchase Agreement dated as of March 26, 2015 by and among Issuer and W1 Capital (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, as filed with the Securities and Exchange Commission on May 15, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: August 25, 2015

KRISTI JERNIGAN

	By:	/s/ Kristi Jernigan
Name: Kristi Jernigan

W1 CAPITAL, LLC

	By:	/s/ Kristi Jernigan
Name: Kristi Jernigan
Title: Manager